

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2022

Tejinder Virk
Chief Executive Officer
Akanda Corp.
1a, 1b Learoyd Road
New Romney TN28 8XU, United Kingdom

> **Re: Akanda Corp.**
> **Registration Statement on Form F-1**
> **Filed January 31, 2022**
> **File No. 333-262436**

Dear Mr. Virk:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2021 letter.

Registration Statement of Form F-1 filed January 31, 2022

Prospectus Summary, page 1

1.   Please disclose in the summary your bridge loan facility with Cellen Limited, as referenced on page 68.

Management Discussion and Analysis of Financial Condition and Results of Operations
Significant Accounting Policies and Significant Judgments and Estimates
Revenue Recognition, page 60

2.   We note your response to prior comment 10. Please also remove the discussion of "genetic diagnostic tests to customers" on page 60, given your disclosure on page F-63 that your revenue relates to the sale of cannabis-based products for medicinal use, or

explain to us why this discussion is appropriate.

<u>Unaudited Pro Forma Condensed Combined Statement of Financial Position, page F-152</u>

3.   We note the updated presentation of the Unaudited Pro Forma Condensed Combined Statement of Financial Position as of September 30, 2021 on page F-71. Given that disclosure, please remove the Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2020 from your filing. In addition, to enhance understanding of this data, please present all of your pro forma information together in a single section of your filing, rather than split between pages F-70 and F-151.

        You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Christine Westbrook at 202-551-5019 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Mark C. Lee, Esq.